SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              Riverside Group, Inc.
                                (Name of Issuer)

                                  Common Stock,
                            Par Value $0.10 per share
                         (Title of Class of Securities)

                                   769135 10 4
                                 (CUSIP Number)

                              Kenneth M. Kirschner
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                               50 N. Laura Street
                                   Suite 2800
                           Jacksonville, FL 32202-3650
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 5, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box:                                                               |_|

                               (Page 1 of 4 Pages)

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP No. 769135 10 4                                          Page 2 of 4 Pages
---------------------                                          -----------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kenneth M. Kirschner

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                         (b) |_|

     3       SEC USE ONLY


     4       SOURCE OF FUNDS

                  PF

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                              |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.

            NUMBER OF                   7       SOLE VOTING POWER
              SHARES                            253,341
           BENEFICIALLY                 8       SHARED VOTING POWER
             OWNED BY                           7,000
               EACH                     9       SOLE DISPOSITIVE POWER
            REPORTING                           253,341
              PERSON                   10       SHARED DISPOSITIVE POWER
               WITH                             7,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

             260,341

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                              |_|

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.9%

    14       TYPE OF REPORTING PERSON

                  IN

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

     This Amendment to Schedule 13D is filed with respect to an event on April 5, 1999. Pursuant to Rule 101 of Regulation S-T, this Amendment No. 1 amends and restates the Statement to read in its entirety as follows:

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, par value $.10 per share, of Riverside Group, Inc., a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 7800 Belfort Parkway, Suite 100, Jacksonville, Florida 32256.

Item 2.  Identity and Background.

     This Schedule 13D is filed on behalf of Kenneth M. Kirschner, an individual and United States citizen whose business address is Suite 2800, 50 North Laura Street, Jacksonville, Florida 32202-3650, and whose principal occupation is of counsel to the law firm LeBoeuf, Lamb, Greene & MacRae, L.L.P., with the same address.

     Mr. Kirschner was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or stated securities laws or finding any violation with respect to such laws, and has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable

Item 4.  Purpose of Transaction.

     The purpose of the sale of securities of the Issuer to which this Statement relates is to reduce the filer's position. Mr. Kirschner may further liquidate his position in the future.

Item 5.   Interest in Securities of the Issuer

     On January 27, 1999, Mr. Kirschner disposed of 50,000 shares of common stock at $4.00 per share. Between April 5, 1999 and May 3, 1999, Mr. Kirschner disposed of 122,759 shares in various transactions at prices ranging from $1.0625 to $2.00 per share.

     Mr. Kirschner ceased to be the beneficial owner of more than 5 percent of the class of securities on April 29, 1999. The percentages cited in this section and on page two are based on the 5,287,123 shares outstanding as of March 30, 1999.

     As of May 3, 1999, Mr. Kirschner beneficially owned 260,341 shares, or approximately 4.9 percent, of the Issuer's outstanding Common stock.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

     Not applicable


     Signature

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE:  May 3, 1999

						/s/ Kenneth M. Kirscher
                                                --------------------------------
                                                Kenneth M. Kirschner

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